Exhibit 99.94

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
AUGUST 31, 2011

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Grandview Gold Inc. [the "Company" or "Grandview"] are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements and (ii) the unaudited interim condensed consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements. The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Grandview Gold Inc.
Condensed Interim Consolidated Statement of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	August 31,	May 31,	June 1,
	2011	2011	2010
As at		(Note 11)	(Note 11)

Assets

Current
Cash and cash equivalents	$618,300	$1,177,679	$1,432,824
Short term investments	25,349	25,286	25,037
HST and sundry receivable	119,407	63,414	26,416
Prepaid expenses	14,402	17,718	12,876

Total current assets	777,458	1,284,097	1,497,153

Reclamation bond	12,858	12,718	13,699
Mining interests (Note 3)	4,982,470	4,568,757	4,149,771

Total non-current assets	4,995,328	4,581,475	4,163,470

Total assets	$5,772,786	$5,865,572	$5,660,623

Liabilities

Current
Accounts payable and accrued liabilities	$118,406	$129,019	$89,284

Provision for environmental rehabilitation (Note 3(a))	12,858	12,718	13,699
Deferred income tax liability	80,667	80,667	-

Total non-current assets	93,525	93,385	13,699

Total liabilities	211,931	222,404	102,983

Shareholders' equity	5,560,855	5,643,168	5,557,640

Total liabilities and shareholder's equity	$5,772,786	$5,865,572	$5,660,623

Nature of operations and going concern assumption (Note 1)

The notes to consolidated financial statements are an integral part of these statements.

Approved by the Board of Directors:

"Paul T. Sargeant"
Director

"Richard Brown"
Director

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended
	August 31,
	2011	2010
		(Note 11 )

Expenses
General and administration (Note 10)	$82,397	$84,321

Operating loss	(82,397)	(84,321)
Interest income	84	63

Net loss and comprehensive loss for the period	(82,313)	(84,258)

Loss per share - basic and diluted (Note 7)	$(0.00)	$(0.00)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited))

		Reserves

			Equity Settled
			Share Based
	Share	Warrant	Payments
	Capital	Reserve	Reserve	Deficit	Total
Three months ended August 31, 2010	(Note 4)	(Note 5)	(Note 6)
Balance, June 1, 2010	$16,093,441	$1,455,333	$8,982,005	$(20,973,139)	$5,557,640
Net loss for the period	-	-	-	(84,258)	(84,258)

Balance, August 31, 2010	$16,093,441	$1,455,333	$8,982,005	$(21,057,397)	$5,473,382

		Reserves

			Equity Settled
			Share Based
	Share	Warrant	Payments
	Capital	Reserve	Reserve	Deficit	Total
Three months ended August 31, 2011	(Note 4)	(Note 5)	(Note 6)

Balance, June 1, 2011	$16,533,842	$1,509,367	$8,982,005	$(21,382,046)	$5,643,168
Net loss for the period	-	-	-	(82,313)	(82,313)

Balance, August 31, 2011	$16,533,842	$1,509,367	$8,982,005	$(21,464,359)	$5,560,855

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended
	August 31,
	2011	2010

Cash flows from operating activities

Net loss for the period	$(82,313)	$(84,258)
Accrued interest	(63)	(63)
Net change in non-cash working capital:
Sundry receivables	(55,993)	(13,702)
Prepaid expenses	3,316	99
Accounts payable and accrued liabilities	(10,613)	(10,671)

Cash flows used in operating activities	(145,666)	(108,595)

Cash flows used in investing activities
Deferred mineral property expenditures	(413,713)	(98,139)

Change in cash and cash equivalents during the period	(559,379)	(206,734)

Cash and cash equivalents, beginning of period	1,177,679	1,432,824

Cash and cash equivalents, end of period	$618,300	$1,226,090

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North and South America. The Company was incorporated under the laws of the Province of Ontario. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors on November 14, 2011.

These unaudited condensed interim consolidated financial statements were prepared on a going concern basis of presentation, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business. To date, the Company has not earned significant revenue and has an accumulated deficit of $21,464,359. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These unaudited condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management will pursue funding initiatives if, as and when required to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

As at August 31, 2011, the Company had cash and cash equivalents of $618,300 (May 31, 2011 - $1,177,679 and June 1, 2010 - $1,432,824) and working capital of $659,052 (May 31, 2011 - $1,155,078 and June 1, 2010 - $1,407,869). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing twelve months as they normally fall due.

2.	Significant Accounting Policies

Basis of Presentation

The company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in note 11, the company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 11 discloses the impact of the transition to IFRS on the company's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended May 31, 2011.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

Basis of Presentation (Continued)

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of November 14, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the company’s annual consolidated financial statements for the year ending May 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the company’s Canadian GAAP annual financial statements for the year ended May 31, 2011. Note 11 discloses IFRS information for the year ended May 31, 2011 not provided in the 2010 annual financial statements.

Basis of Consolidation

The unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA"), and Recuperacion Realzada S.A.C. ("Recuperacion"). All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Financial Instruments

Financial Assets

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs.

Financial assets are classified into the following categories: financial assets at 'fair value through profit or loss' ("FVTPL") and ‘loans and receivables‘. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

Financial Liabilities

Financial liabilities are classified as ‘other financial liabilities’ and are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the net carrying amount on initial recognition.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

De-recognition of Financial Liabilities

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire. The Company’s financial instruments consist of the following:

Financial Assets:	Classification:

Cash and cash equivalents	Loans and receivables
Short term investments	FVTPL
Sundry receivable	Loans and receivables
Reclamation bond	Loans and receivables
Financial Liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities

Financial Instruments Recorded at Fair Value

Financial instruments recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices [unadjusted] in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly [i.e. as prices] or indirectly [i.e. derived from prices]; and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data [unobservable inputs].

Mining Interests

Mining interests include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of other comprehensive income (loss). Capitalized costs, including certain operating expenses, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Mining interests are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are reviewed for impairment at each cash-generating unit (“CGU”) level. The Company defines CGU on a property by property basis.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested equipment.

Recoverability of the carrying amount of the mining interests is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, and which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and higher yield investment and savings accounts that are available on demand by the Company for its programs.

Share Based Payment Transactions

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes [direct employee] or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Flow Through Shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The allocation of the proceeds is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

Share Issuance Costs

Share issuance costs are recorded as a reduction of share capital.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued) Income Taxes (Continued)

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provision for environmental rehabilitation

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at August 31, 2011, May 31, 2011 and June 1, 2010, the Company did not have any provisions, except for the provision for environmental rehabilitation described in note 3 (a).

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

Foreign Currencies

The functional currency, as determined by management, of the Company and each of its subsidiaries is the Canadian Dollar. The unaudited condensed interim consolidated financial statements, the results and financial position are expressed in Canadian Dollars.

Management has determined that the functional currencies of the Company's subsidiaries should be the same as the parent for the following reasons:

a)	Activities are essentially an extension of the parent
b)	Transactions with parent are a high proportion of activities
c)	Cash flows directly affect cash flows of parent and are readily available to remit to parent
d)	Cash flows are insufficient to service debt obligations without funds from parent

Furthermore, the functional currencies will always be the same, because it would be contradictory for an integral foreign operation that ‘carries on business as if it were an extension of the reporting enterprise’s operations’ to operate in a primary economic environment different from its parent.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognized in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The Group then translates the assets and liabilities of the Company and its wholly owned subsidiaries from their respective functional currency to the Presentation currency at the period end rate. Revenue and expenses are translated at the average rate of exchange prevailing during the period. The resulting unrealized gain or loss on translation is recognized in the consolidated statement of loss and comprehensive loss. Equity is translated at historical rates.

Significant Accounting Judgments and Estimates

The preparation of these unaudited condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

Critical Accounting Estimates (Continued)

Recoverability of Mining Interests

When there are indications that an asset may be impaired, management is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of the value in use and the fair value less selling costs. Determining the value in use requires management to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. No impairment indicators of nonfinancial assets have been noted for the three months ended August 31, 2011, August 31, 2010 or for the year ended May 31, 2011.

Stock-Based Compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock- based compensation in the statement of operations based on estimates of forfeiture and expected lives of the underlying stock options. For the three months ended August 31, 2011 the Company recognized $nil stock- based compensation expense (three months ended August 31, 2010 - $nil).

Critical Accounting Judgments

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

New Accounting Standards and Interpretations

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 9 on the financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

2.	Significant Accounting Policies (Continued)

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures do not have the choice between equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. IFRS 11 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

3.	Mining Interests

(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the “Pony Creek”) in the State of Nevada, USA.

The Company has recorded a provision for environmental rehabilitation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded a provision for environmental rehabilitation in the amount of $12,858, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

In fiscal 2009, the Company determined that the carrying value of its Pony Creek Carlin Trend project could not be supported, resulting in a write-off charge of $5,903,342.

(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims. However, these events have not indicated a change to the impairment of the previously written off claims.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

3.	Mining Interests (Continued)

(b)	Red Lake Gold Camp, Ontario, Canada (Continued)

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property (the “Dixie lake”) located in Ontario’s Red Lake Gold District on the following terms and conditions:

(a)

The Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (issued).

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company’s right to earn an undivided 51% interest in Dixie Lake.

Under the terms of the option agreement with Fronteer, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in Dixie lake by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in Dixie lake.

(iii)

On February 8, 2007, the Company announced it had signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw- Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued in February 2007 and valued at $22,000; 30,000 common shares were issued in April 2008 and valued at $10,800; 30,000 commons shares were issued in July 2008 and valued at $10,800) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $32,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.96%, dividend yield of 0%, expected stock volatility of 101% and an expected life of 36 months.

Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

3.	Mining Interests (Continued)

(b)	Red Lake Gold Camp, Ontario, Canada (Continued)

(iii)	(b) (Continued)

On June 18, 2007, the Company amended the option agreement with EMCO relating to the Sanshaw-Bonanza property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

On September 11, 2008, the Company reported that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO to earn a 60% undivided interest in the Sanshaw-Bonanza property.

(iv)	On April 28, 2010, the Company announced that, through a series of cash and share payments (the “Transaction”), it had:

1.	acquired the remaining 40% interest in its Sanshaw-Bonanza property (the “Property”) in the Red LakeGold District of Ontario from EMCO Corporation S.A. ("EMCO");
2.	acquired four additional claims which are contiguous to the Property from Perry English ("English");and
3.	reduced the existing NSR on the Property, so that the Company now holds a 100% interest in and to the Property, subject only to an NSR of just 0.375%.

Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims for aggregate consideration of $60,000 in cash and the issuance of 500,000 common shares in its capital. Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 cash. Cumulative expenditures related to the Transaction totalled $110,000 cash and 550,000 common shares of the Company.

The Company is committed to spend $605,000 raised in conjunction with the December 31, 2010 flow-through private placement on eligible Canadian exploration expenditures by on or before December 31, 2011.

(c)	Rice Lake Gold Camp, Manitoba, Canada

Grandview has a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba (the "GVG Property"). The Company staked these claims in 2005 and 2006. In fiscal 2009, the Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112. During the year ended year ended May 31, 2011, the Company disposed the Bissett properties within it's Rice Lake Gold Camp for $2,000. The Company received a 1% Net Smelter Return on the disposed property.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

3.	Mining Interests (Continued)

(d) Guilianita Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which granted a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Guilianita”). The Option provided the Company with a right to earn an 80% interest in Guilianita by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. (issued - 200,000 common shares)

The Option also allowed the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 (CAD$313,050) and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

4.	Share Capital

(a)                Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

(b)                Issued

	Number
	of Common
Three months ended August 31, 2010	Shares	Amount
		(Note 11)

Balance, May 31, 2010, June 1, 2010 and August 31, 2010	72,763,033	$16,093,441

	Number
	of Common
Three months ended August 31, 2011	Shares	Amount
		(Note 11)

Balance, May 31, 2011 and August 31, 2011	81,163,032	$16,533,842

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

5.	Warrants

	Number of	Weighted Average
Three months ended August 31, 2010	Warrants	Exercise Price

Balance, May 31, 2010, June 1, 2010 and August 31, 2010	26,999,998	$0.12

	Number of	Weighted Average
Three months ended August 31, 2011	Warrants	Exercise Price

Balance, May 31, 2011 and August 31, 2011	31,304,996	$0.13

The following are the warrants outstanding at August 31, 2011:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date

26,666,665	1,440,000	0.12	December 3, 2011
4,033,332	43,776	0.18	December 30, 2012
604,999	25,591	0.08	December 31, 2011

31,304,996	$1,509,367	$0.13

6.	Stock Options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant.

The following is continuity of stock options:

	Number of	Weighted Average
Three months ended August 31, 2010	of Stock Options	Exercise Price

Balance, May 31, 2010 and June 1, 2010	5,875,000	$0.38
Cancelled	(225,000)	(0.15)

Balance, August 31, 2010	5,650,000	$0.39

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

6.	Stock Options (Continued)

	Number of	Weighted Average
Three months ended August 31, 2011	of Stock Options	Exercise Price

Balance, May 31, 2011 and August 31, 2011	5,250,000	$0.32

The following are the stock options outstanding and exercisable at August 31, 2011:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date price	of Options	life	exercise price	of options	exercise

September 27, 2012	1,675,000	1.08	$0.68	1,675,000	$0.68
June 23, 2014	2,675,000	2.81	0.15	2,675,000	0.15
December 9, 2014	900,000	3.28	0.15	900,000	0.15

	5,250,000	2.34 years	$0.32	5,250,000	$0.32

7.	Basic and Diluted Loss Per Share

	Three Months Ended
	August 31,
	2011	2010

Numerator for basic loss per share	$(82,313)	$(84,258)

Numerator for diluted loss per share	$(82,313)	$(84,258)

Denominator:
Weighted average number of common shares - basic	81,163,032	72,763,033

Weighted average number of common shares - diluted	81,163,032	72,763,033

Basic and diluted loss per share	$(0.00)	$(0.00)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

8.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration.

The Company operates in two geographic areas as at August 31, 2011, two areas at August 31, 2010. The Company's assets by geographic location are:

	August 31, 2011	May 31, 2011	June 1, 2010
Canada	$5,414,496	$5,175,718	$5,372,915
Peru	$358,290	689,854	287,708
Total assets	$5,772,786	$5,865,572	5,660,623

9.	Related Party Transactions Not Disclosed Elsewhere

i)

For the three months ended August 31, 2011, $33,125 (three months ended August 31, 2010 - $37,500) was paid to the President and CEO of the Company for consulting services. Included in this amount was $25,125 (2010 - $18,750) capitalized to mining interests. Included in accounts payable as at August 31, 2011 is $nil (three months ended August 31, 2010 - $nil) in relation to consulting services rendered.

ii)

For the three months ended August 31, 2011, $9,000 (three months ended August 31, 2010 - $9,000) in consulting fees was also paid or accrued to the Chief Financial Officer or a company controlled by the Chief Financial officer. Included in accounts payable as at August 31, 2011 is $13,560 (three months ended August 31, 2010 - $nil) in relation to consulting services rendered.

These transactions were in the normal course of operations and were measured at fair value.

10.	General and administration

	Three Months Ended
	August 30,
	2011	2010

Investor relations, business development and reporting issuer costs	$13,495	$13,509
Professional fees	5,622	31,169
Management and consulting services	20,000	27,750
Office and administration	43,280	9,499
Exploration evaluation expenses	-	2,394

	$82,397	$84,321

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

11.	Conversion to IFRS

(i)	Overview

As stated in Significant Accounting Policies note 2, these are the Company’s first unaudited condensed interim consolidated financial statements prepared in accordance with IAS 34, using accounting policies consistent with IFRS.

The accounting policies described in note 2 have been applied in preparing the condensed interim consolidated financial statements for the three months ended August 31, 2011 and in preparation of an opening IFRS statement of financial position at June 1, 2010 (the Company's Transition Date) and May 31, 2011.

(ii)	First-Time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS consolidated statement of financial position as at June 1, 2010.

•	To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.
•	To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS consolidated statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

The Company’s Transition Date IFRS unaudited consolidated statement of financial position is included as comparative information in the unaudited statements of financial position in these financial statements.

(iii)	Changes to Accounting Policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available on December 31, 2011, the Company’s first annual IFRS reporting date. However, these changes to its accounting policies have not resulted in any significant change to the recognition and measurement of assets, liabilities, equity, revenue, expenses or cashflow within its financial statements.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

11.	Conversion to IFRS (Continued)

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a)	Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

(b)	Provision for environmental rehabilitation

IFRS requires the recognition of a provision for environmental rehabilitation for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to environmental rehabilitation have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

(c)	Flow through shares and deferred taxes

Under Canadian GAAP, the Company recognized the foregone tax benefit on the date the Company renounced the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred. In particular, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statements of loss and comprehensive loss.

Pursuant to the above policy the allocation of the proceeds from flow through share issuance is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

(d)	Presentation

Certain amounts on the unaudited condensed interim consolidated statement of financial position, statement of loss and comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

11.	Conversion to IFRS (Continued)

	(iv)	Reconciliation between IFRS and Canadian GAAP

The June 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
June 1, 2010	GAAP	Adjustments	Reclassifications	IFRS

Assets

Current assets
Cash and cash equivalents	$1,432,824	$-	$-	$1,432,824
Short term investments	25,037	-	-	25,037
HST and sundry receivable	26,416	-	-	26,416
Prepaid expenses	12,876	-	-	12,876

	1,497,153	-	-	1,497,153
Reclamation bond	13,699	-	-	13,699
Mining interests	4,149,771	-	-	4,149,771

	$5,660,623	$-	$-	$5,660,623

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$89,284	$-	$-	$89,284

Provision for environmental rehabilitation	13,699	-	-	13,699

	102,983	-	-	102,983

Shareholders' equity
Share capital (Note 11(iii)(c))	15,081,883	1,011,558	-	16,093,441
Warrants (Note 11(iii)(d))	1,455,333	-	(1,455,333)	-
Contributed surplus (Note 11(iii)(d))	8,982,005	-	(8,982,005)	-
Reserves (Note 11(iii)(d))	-	-	10,437,338	10,437,338
Deficit (Note 11(iii)(c))	(19,961,581)	(1,011,558)	-	(20,973,139)
Accumulated other comprehensive income	-	-	-	-

	5,557,640	(1,011,558)	-	5,557,640

	$5,660,623	$-	$-	$5,660,623

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The August 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
August 31, 2010	GAAP	Adjustments	Reclassifications	IFRS

Assets

Current assets
Cash and cash equivalents	$1,226,090	$-	$-	$1,226,090
Short term investments	25,099	-	-	25,099
HST and sundry receivable	40,118	-	-	40,118
Prepaid expense	12,777	-	-	12,777

	1,304,084	-	-	1,304,084
Reclamation bond	14,001	-	-	14,001
Mining interests	4,247,910	-	-	4,247,910

	$5,565,995	$-	$-	$5,565,995

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$78,612	$-	$-	$78,612
Provision for environmental rehabilitation	14,001	-	-	14,001

	92,613	-	-	92,613

Shareholders' equity
Share capital (Note 11(iii)(c))	15,081,883	1,011,558	-	16,093,441
Warrants (Note 11(iii)(d))	1,455,333	-	(1,455,333)	-
Contributed surplus (Note 11(iii)(d))	8,982,005	-	(8,982,005)	-
Reserves (Note 11(iii)(d))	-	-	10,437,338	10,437,338
Deficit (Note 11(iii)(c))	(20,045,839)	(1,011,558)	-	(21,057,397)

	5,473,382	(1,011,558)	-	5,473,382

	$5,565,995	$-	$-	$5,565,995

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The May 31, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
May 31, 2011	GAAP	Adjustments	Reclassifications	IFRS

Assets
Current assets
Cash and cash equivalents	$1,177,679	$-	$-	$1,177,679
Short term investments	25,286	-	-	25,286
HST and Sundry receivable	63,414	-	-	63,414
Loan receivable	17,718	-	-	17,718

	1,284,097	-	-	1,284,097
Reclamation bond	12,718	-	-	12,718
Mining interests	4,568,757	-	-	4,568,757

	$5,865,572	$-	$-	$5,865,572

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$129,019	$-	$-	$129,019

Provision for environmental rehabilitation	12,718	-	-	12,718
Flow through share obligation (Note 11(iii)(c))	-	80,667	-	80,667

	141,737	80,667	-	222,404

Shareholders' equity
Share capital (Note 11(iii)(c))	15,602,951	930,891	-	16,533,842
Warrants (Note 11(iii)(d))	1,509,367	-	(1,509,367)	-
Contributed surplus (Note 11(iii)(d))	8,982,005	-	(8,982,005)	-
Reserves (Note 11(iii)(d))	-	-	10,491,372	10,491,372
Deficit (Note 11(iii)(c))	(20,370,488)	(1,011,558)	-	(21,382,046)

	5,723,835	(1,011,558)	-	5,643,168

	$5,865,572	$(80,667)	$-	$5,865,572

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended August 31, 2011
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The year ended May 31, 2011 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	Adjustments	Reclassifications	IFRS

Expenses:
Investor relations, business development and reporting issuer maintenance costs	$85,387	$-	$(85,387)	$-
Professional fees	153,760	-	(153,760)	-
Management and consulting services	107,750	-	(107,750)	-
Office and administration (Note 11(iii)(d))	58,120	-	353,465	411,585
Exploration evaluation expenses	8,568	-	(8,568)	-
Gain on disposition of mineral property rights	(2,000)	-	2,000	-

Operating loss before the following	(411,585)	-	-	(411,585)
Interest income	2,678	-	-	2,678

Net loss and comprehensive loss	$(408,907)	$-	$-	$(408,907)

The three months ended August 31, 2010 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	Adjustments	Reclassifications	IFRS

Expenses:
Investor relations, business development and reporting issuer maintenance costs	$13,509	$-	$(13,509)	$-
Professional fees	31,169	-	(31,169)	-
Management and consulting services	27,750	-	(27,750)	-
Office and administration (Note 11(iii)(d))	9,499	-	74,822	84,321
Exploration evaluation expenses	2,394	-	(2,394)	-

Operating loss before the following	(84,321)	-	-	(84,321)
Interest income	63	-	-	63

Net loss and comprehensive loss	$(84,258)	$-	$-	$(84,258)